Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-124714 on Form S-3 and in Registration Statement No. 333-134946 on Form S-8 of our reports dated March 15, 2007, relating to the consolidated financial statements and financial statement schedule of Immunicon Corporation and subsidiaries (“the Company”) (which report expresses an unqualified option and includes an explanatory paragraph relating to the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, as of January 1, 2006), and management’s report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of Immunicon Corporation for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

March 15, 2007